TENDER AND VOTING AGREEMENT

     This Tender and Voting Agreement, dated as of February 18, 2004 (this “Agreement”), is made by and among COMPASS GROUP USA INVESTMENTS, LLP, a Delaware limited liability partnership (“Parent”), YORKMONT FIVE, INC., a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and SAYED ALI, a resident of the State of California and a shareholder of CREATIVE HOST SERVICES, INC., a California corporation (the “Company”) (the “Shareholder”).

RECITALS

     A.     Parent, Merger Sub and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”, that provides (subject to the conditions set forth therein) that (i) Merger Sub shall commence a cash tender offer (as such tender offer may be amended from time to time in accordance with the Merger Agreement, the “Offer”) to acquire all of the issued and outstanding shares of common stock, no par value per share, of the Company (“Common Stock”) in exchange for $3.40 per share in cash (the “Offer Price”) and (ii) following consummation of the Offer, Merger Sub shall merge with and into the Company (the “Merger”). Capitalized terms used and not otherwise defined in this Agreement have the respective meanings ascribed to such terms in the Merger Agreement.

     B.     Shareholder is the record or beneficial owner of the number of shares of Common Stock set forth on Schedule A (all such shares of Common Stock and any shares of Common Stock hereafter acquired by such Shareholder, including upon exercise of any Company Stock Option, Company Warrant or other securities of the Company, the “Shares”); and

     C.     In order to induce Parent and Merger Sub to enter into the Merger Agreement, the Shareholder has agreed to enter into this Agreement.

AGREEMENT

     The parties to this Agreement, intending to be legally bound hereby, agree as follows:

ARTICLE I

TENDER OF SHARES

     1.01     Tender of Shares. Unless Parent shall otherwise request in writing, the Shareholder agrees to promptly (and, in any event, not later than five business days after commencement of the Offer) tender or cause to be tendered into the Offer, pursuant to and in accordance with the terms of the Offer, and not withdraw or cause to be withdrawn (except following the termination of the Offer in accordance with its terms), all of such Shareholder’s Shares. The Shareholder acknowledges and agrees that Merger Sub’s obligation to accept for payment shares of Common Stock in the Offer, including any Shares tendered by the Shareholder, is subject to the terms and conditions of the Merger Agreement and the Offer.

ARTICLE II

VOTING AGREEMENT

     2.01     Voting Agreement. The Shareholder hereby agrees that, from and after the date hereof and until the earlier of (x) the Effective Time or (y) the termination of the Merger Agreement pursuant to its terms (such earlier date, the “Termination Date”), at any meeting of the shareholders of the Company, however called, it will cause the Shares such Shareholder beneficially owns to be counted as present (or absent if requested by Parent or Merger Sub) thereat for purposes of establishing a quorum and to vote or consent and that at any meeting of the shareholders of the Company, however called, and in any action by consent of the shareholders of the Company, such Shareholder shall vote (or cause to be voted) all of such Shareholder’s Shares (a) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and this Agreement and otherwise in such manner as may be necessary to consummate the Merger; (b) against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Company under the Merger Agreement or of such Shareholder contained in this Agreement; and (c) against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Takeover Proposal) that could reasonably be expected to result in any of the conditions to the Offer or to the Company’s obligations under the Merger Agreement not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere with, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or this Agreement. Any vote by such Shareholder that is not in accordance with this Section 2.01 shall be considered null and void, and the provisions of Section 2.02 shall be deemed to take immediate effect.

     2.02     Irrevocable Proxy. If the Shareholder fails to comply with the provisions of Section 2.01, such Shareholder hereby agrees that such failure shall result, without any further action by such Shareholder effective as of the date of such failure, in the constitution and appointment of Parent, and Thomas G. Ondrof and Johnny C. Taylor, Jr., in their respective capacities as authorized agents of Parent, from and after the date of such failure until the Termination Date (at which point such constitution and appointment shall automatically be revoked) as such Shareholder’s attorney, agent and proxy (such constitution and appointment, the “Irrevocable Proxy”), with full power of substitution, to vote and otherwise act with respect to all such Shareholder’s Shares at any meeting of the shareholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting), however called, and in any action by written consent of the shareholders of the Company, on the matters and in the manner specified in Section 2.01. Without limiting the foregoing, in any such vote or other action pursuant to such proxy, neither Parent nor any other person listed in the immediately preceding sentence shall in any event have the right (and such proxy shall not confer the right) to vote against the Merger or to vote to reduce the Offer Price. This proxy and power of attorney is irrevocable and deemed to be coupled with an interest sufficient in law as required by Section 705 of the California General Corporation Law. To the extent permitted under applicable law, this proxy and power of attorney shall be valid and binding on any person to whom a Shareholder may transfer any of its Shares in breach of this Agreement. The Shareholder hereby revokes all other proxies and powers of attorney with respect to all such

Shareholder’s Shares that may have heretofore been appointed or granted, and no subsequent proxy or power of attorney shall be given (and if given, shall not be effective) by such Shareholder with respect thereto. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of such Shareholder and any obligation of such Shareholder under this Agreement shall be binding upon the heirs, personal representatives, successors and assigns of such Shareholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

     The Shareholder hereby represents and warrants to Parent and Merger Sub, as of the date of this Agreement as of the date Merger Sub purchases shares of Company Common Stock pursuant to the Offer, as follows:

     3.01     Organization and Authority of the Shareholder. The Shareholder has full legal capacity, power and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement has been duly and validly executed and delivered by the Shareholder and this Agreement constitutes a legal, valid and binding obligation of the Shareholder enforceable against the Shareholder in accordance with its terms, except as limited by bankruptcy, insolvency and other similar laws or equitable principles (but not those concerning fraudulent conveyance) generally affecting creditors’ rights and remedies.

     3.02     No Conflict; Required Filings and Consents.

                  (a)     The execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder will not, (i) conflict with or violate any agreement to which the Shareholder is a party, (ii) conflict with or violate any law applicable to such Shareholder or by which any property or asset of such Shareholder is bound or affected or (iii) result in any breach of, or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Lien on any Shares (other than pursuant to this Agreement) pursuant to, any note, bond, mortgage, indenture, pledge, contract, agreement, lease, license, permit, franchise or other instrument or obligation of such Shareholder.

                  (b)     The execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity.

     3.03     Ownership of Shares. As of the date hereof, the Shareholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act, which meaning will apply for all purposes of this Agreement) of, and has good, valid and marketable title to, the number of Shares set forth opposite such Shareholder’s name on Schedule A. Except as set forth on Schedule A, such Shares are all of the securities (as defined in Section 3(a)(10) of the Exchange Act, which definition will apply for all purposes of this Agreement) of the Company owned, either of record or beneficially, by such Shareholder as of the date hereof and such Shareholder does not have any option or other right (including any Company Stock Option or Company Warrant) to acquire any other securities of the Company. The Shares owned by such Shareholder are owned free and clear of all Liens, other than any Liens created by this Agreement. Except as provided in this Agreement, such Shareholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares owned by such Shareholder.

     3.04     Reliance by Parent and Merger Sub. The Shareholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.

     3.05     No Finder’s Fees. No broker, finder, investment banker or financial advisor is entitled to any brokerage, finder’s, financial advisor’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Merger Agreement based upon arrangements made by or on behalf of such Shareholder that is or will be payable by Parent, Merger Sub, the Company or any of their respective Subsidiaries.

     3.06     Absence of Litigation. As of the date of this Agreement, there is no litigation, suit, claim, action, proceeding or investigation pending, or, to the knowledge of the Shareholder, threatened against the Shareholder, or any property or asset of the Shareholder, before any Governmental Entity that seeks to delay or prevent the consummation of the transactions contemplated by this Agreement or the Merger Agreement.

ARTICLE IV

COVENANTS OF THE SHAREHOLDER

     4.01     No Disposition or Encumbrance of Shares. The Shareholder hereby agrees that, except as contemplated by this Agreement, such Shareholder shall not (a) sell, transfer, tender (except into the Offer), pledge, assign, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney (other than the Irrevocable Proxy) with respect to, deposit into any voting trust, enter into any voting agreement, or create or permit to exist any Liens of any nature whatsoever (other than pursuant to this Agreement) with respect to, any of such Shareholder’s Shares (or agree or consent to, or offer to do, any of the foregoing), or (b) take any action that would make any representation or warranty of such Shareholder herein untrue or incorrect or have the effect of preventing, delaying or disabling such Shareholder from performing such Shareholder’s obligations hereunder.

     4.02     No Solicitation. The Shareholder shall not, directly or indirectly, through any other Person (a “Representative”), or otherwise, (a) solicit, initiate, facilitate or encourage, directly or indirectly, any inquiries relating to, or the submission of, any Takeover Proposal, (b) participate in any discussions or negotiations regarding any Takeover Proposal, or in connection with any Takeover Proposal, or furnish to any Person any information or data with respect to or provide access to the properties of the Company or any of its Subsidiaries, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (c) enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal; provided, however, that nothing herein shall prevent the Shareholder from acting in such Shareholder’s capacity as a director or officer of the Company, or taking any action in such capacity (including at the direction of the Company’s board of directors), but only in either such case as and to the extent permitted by Section 5.2 of the Merger Agreement. Except as otherwise provided by Section 5.2 of the Merger Agreement, the Shareholder shall, and shall direct or cause such Shareholder’s Representatives to, immediately cease any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any of the foregoing actions described in (a), (b) and (c) of this Section 4.02.

     4.03     Cooperation. The Shareholder agrees to cooperate fully with Parent and Merger Sub and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent or Merger Sub to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement. The Shareholder further agrees that, to the extent the Shareholder has a beneficial interest in any shares of Company Common Stock other than those set forth on Schedule A, he shall use his best efforts to cause such shares of Common Stock to be tendered into the Offer as soon as possible after its commencement.

ARTICLE V

MISCELLANEOUS

     5.01     Termination. This Agreement shall automatically terminate on the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms or (c) such date and time as any amendment to the Merger Agreement is effected without the Shareholder’s consent that decreases the Offer Price.

     5.02     Shareholder Capacity and Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary: (a) no Shareholder who is or becomes a director or officer of the Company during the term hereof makes any agreement or understanding herein in his or her capacity as such a director or officer, and the Shareholder makes no agreement or understanding herein in any capacity other than in the Shareholder’s capacity as a record holder and beneficial owner of Shares, (b) nothing herein shall limit or affect any actions taken or omitted to be taken by the Shareholder in his or her capacity as an officer or director of the Company in exercising the Company’s rights under the Merger Agreement or in performing such Shareholder’s fiduciary obligations in his or her capacity as a director or officer of the Company; provided, however, that no obligation of the Shareholder to the Company shall affect, impair or impede the Shareholder’s obligations under this Agreement, including the obligation to vote the Shares in accordance with Article II hereof; provided, further, that nothing in this Section 5.02 shall be deemed to permit any Shareholder to take any action on behalf of the Company that is prohibited by the Merger Agreement, (c) nothing herein shall be construed to limit or affect any action or inaction by any officer, partner, member or employee, as applicable, of the Shareholder serving on the Company’s board of directors acting in such person’s capacity as a director or fiduciary of the Company and (d) the Shareholder shall have no liability to Parent or any of its affiliates under this Agreement or otherwise as a result of any action or inaction by any officer, partner, member or employee, as applicable, of the Shareholder serving on the Company’s board of directors acting in such person’s capacity as a director or fiduciary of the Company.

     5.03     Legending of Certificates; Nominees Shares; Stop Transfer. Upon request by Parent, the Shareholder agrees to submit to Parent contemporaneously with or promptly following execution of this Agreement all certificates representing the Shares so that Parent may note thereon a legend referring to the rights granted to it under this Agreement. If any of the Shares beneficially owned by the Shareholder are held of record by a brokerage firm in “street name” or in the name of any other nominee (a “Nominee,” and, as to such Shares, “Nominee Shares”), the Shareholder agrees that, upon written request by Parent, such Shareholder will within five days of such request execute and deliver to Parent a limited power of attorney, in form and substance reasonably satisfactory to Parent, enabling Parent to require such Nominee to (a) enter into an agreement to the same effect as Article II with respect to the Nominee Shares held by such Nominee, (b) tender such Nominee Shares in the Offer pursuant to Section 1.01 and (c) submit to Parent the certificates representing such Nominee Shares for notation of the above-referenced legend thereon.

     5.04     Certain Events.

                  (a)     In the event (i) of any increase or decrease or other change in the Shares by reason of stock dividend, stock split, reverse stock split, recapitalizations, combinations, exchanges of shares or the like or (ii) that the Shareholder becomes the beneficial owner of any additional shares of Common Stock or other securities of the Company, then (x) the terms of this Agreement shall apply to the shares of capital stock and other securities of the Company held by the Shareholder immediately following the effectiveness of the events described in clause (i), or the Shareholder becoming the beneficial owner thereof pursuant to clause (ii), and (y) the amount payable per Share shall be equitably adjusted to reflect the impact of any event described in clause (i).

                  (b)     The Shareholder hereby agrees to promptly notify Parent and Merger Sub of the number of any new Shares or other securities acquired by such Shareholder, if any, after the date hereof.

     5.05     Waiver of Dissenters’ Rights. The Shareholder hereby irrevocably and unconditionally waives any appraisal rights or dissenters’ rights relating to the Merger or any related transaction that the Shareholder may have.

     5.06     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy, by express delivery service or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5.06):

                  (a)     if to the Shareholder:

                            To the address set forth on Schedule A;

                  (b)      if to Parent or Merger Sub:

Compass Group USA Investments, LLP
c/o Compass Group USA, Inc.
2400 Yorkmont Road
Charlotte, North Carolina 28217
Fax #: (704) 329-4010
Attention: General Counsel

                            with a copy to:

Helms Mulliss & Wicker, PLLC
201 North Tryon Street
Charlotte, North Carolina 28202
Fax: (704) 343-2300
Attention: Boyd C. Campbell, Jr.

     5.07     Amendment. This Agreement may not be amended except by an instrument in writing signed by all the parties.

     5.08     Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not apply or have any effect except in the specific instance in which it is given.

     5.09     Entire Agreement. This Agreement (together with the Schedule hereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, other than the Merger Agreement and the other agreements contemplated thereby.

     5.10     Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, regardless of the laws that might otherwise govern under applicable conflict-of-laws principles. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of California (and agrees not to commence any such action except in such courts) and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action brought in such court has been brought in an inconvenient forum; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of California; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first-class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 5.06.

     5.11     Specific Performance; Nonexclusivity.

                  (a)     The parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity, without necessity of proof that there is no adequate remedy at law or requirement to post any security bond.

                  (b)     The rights and remedies of Parent under this Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).

     5.12     Costs and Expenses. Except as otherwise provided in the Merger Agreement, all costs and expenses of the parties, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

     5.13     Parties in Interest; Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of the Shareholder’s rights hereunder may be assigned by the Shareholder without the prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by the Shareholder without such consent shall be void and of no effect; provided, further, that Parent may assign this Agreement to any direct or indirect subsidiary of Parent, but any such assignment shall not relieve Parent of any of its obligations hereunder. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Any assignment prohibited under this Section shall be null and void.

     5.14     Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

     5.15     Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     5.16     Interpretation; Construction.

                  (a)     When a reference is made in this Agreement to a Section, Article or Schedule, such reference shall be to a Section or Article of, or a Schedule to, this Agreement unless otherwise indicated. The Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented.

                  (b)     The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

[Signature page follows.]

     IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the day and year first above written.

COMPASS GROUP USA INVESTMENTS, LLP

By:	/s/ Tom Ondrof

Name:	Tom Ondrof

Title:	Authorized Representative

YORKMONT FIVE, INC.

By:	/s/ Tom Ondrof

Name:	Tom Ondrof

Title:	Chief Financial Officer

/s/ Sayed Ali

Sayed Ali

Schedule A

		Number of Shares
		Issuable Upon
		Exercise of Company
	Number of Shares of	Stock Options or
Name	Common Stock	Company Warrants	Address
			16955 Via del Campo
			Suite 100
Sayed Ali	900,000	135,000	San Diego,CA 92127